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                                                                       EXHIBIT 2

                          BOLERO INVESTMENT GROUP L.P.
                          ----------------------------

PO DRAWER 5208                                               1101 E. BALBOA BLVD
HILTON HEAD ISLAND                                 NEWPORT BEACH, CA  92661-1313
(803) 785-7730                                                    (714) 675-3850
(803) 686-2659 (FAX)                                        (714) 673-0434 (FAX)
CONTACT:  KENNETH W. PAVIA

FOR RELEASE:   IMMEDIATELY
               SEPTEMBER 13, 1996



             PAVIA CALLS ON BALDWIN BOARD TO HIRE INVESTMENT BANKER
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          Hilton Head Island, SC, September 13, 1996 -- Kenneth W. Pavia,
General Partner of Bolero Investment Group, L.P., announced today that he had called on the Board of Directors of Baldwin Piano and Organ Co. to hire a nationally recognized investment banker to explore a possible sale, merger or business combination involving the company as alternatives in enhancing the company's value.

          In July 1996, Mr. Pavia announced that he and Bolero Investment Group had acquired a 5.5% stake in Baldwin. Mr. Pavia reported that the shares were acquired as an investment which he views as having significant potential for increased value. Currently, Mr. Pavia and Bolero collectively own 6.0% of the outstanding shares of Baldwin.

          Mr. Pavia stated that in the event the Board rejected his suggestion, he requested that the following proposal be included in the proxy materials for the company's 1997 annual meeting of shareholders:

          Resolved, that the shareholders of the company deem it desirable and in their best interest that the Board of Directors immediately engage the services of a nationally recognized investment banker to explore a possible sale, merger, or other business combination involving the company and all other alternatives to enhance shareholder value.

          In his supporting statement for the proposal, Mr. Pavia stated that he believed that the company is facing a variety of challenges and opportunities that management has not addressed. Mr. Pavia also stated that he believed that the company's stock has underperformed and called on the Board to take immediate action to engage the services of an investment banker to explore all alternatives to enhance the value of the company, including a possible sale, merger or other business combination of the company as a way of maximizing shareholder value.